SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 5

                                 Schedule 13E-3
                                (Final Amendment)

                        Rule 13e-3 Transaction Statement

                  (Pursuant to Section 13(e) of the Securities
                  Exchange Act of 1934 and Rule 13e-3 (Section
                             240.13e-3) thereunder)

                          Guaranty National Corporation
                              (Name of the Issuer)

           Orion Capital Corporation and Guaranty National Corporation
                       (Name of Persons Filing Statement)

                     Common Stock, par value $1.00 Per Share
                         (Title of Class of Securities)

                                    401192109
                      (CUSIP Number of Class of Securities)

     Michael P. Maloney, Esq.                      Michael L. Pautler
    Orion Capital Corporation                  Guaranty National Corporation
       9 Farm Springs Road                     9800 South Meridian Boulevard
 Farmington, Connecticut 06032                  Englewood, Colorado 80112
         (860) 674-6600                             (303) 754-8400

                  (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications on Behalf
                         of Person(s) Filing Statement)

                                    Copy to:

      John J. McCann, Esq.                        Hardin Holmes, Esq.
 Donovan Leisure Newton & Irvine LLP   Ireland, Stapleton, Pryor & Pascoe, P.C.
      30 Rockefeller Plaza                    1675 Broadway, 26th Floor
   New York, New York 10112                    Denver, Colorado 80202
        (212) 632-3000                             (303) 623-2700


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                                  INTRODUCTION

     This Amendment No. 5 further amends and supplements the Rule 13E-3 Transaction Statement of Orion Capital Corporation, a Delaware corporation ("Orion"), and Guaranty National Corporation, a Colorado corporation, filed by Orion on November 5, 1997, as previously amended and supplemented by Amendment No. 1 dated November 25, 1997, Amendment No. 2 dated December 1, 1997, Amendment No. 3 dated December 8, 1997 and Amendment No. 4 dated December 9, 1997 (together, the "Schedule 13E-3").

     The Schedule 13E-3 relates to the tender offer by Orion to purchase all outstanding shares of common stock, par value $1.00 per share (including any associated stock purchase rights) (the "Shares"), of Guaranty for $36.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Orion's Offer to Purchase dated November 5, 1997 (the "Original Offer to Purchase") as supplemented by the Supplement to the Offer to Purchase dated December 1, 1997 (together referred to as the "Offer to Purchase") and the related Letter of Transmittal, which, together with amendments and supplements thereto, constitute the "Offer." The Offer terminated by its terms on the Expiration Date, Friday, December 5, 1997, at 12:00 midnight, New York City time.

     The Offer was made pursuant to the Agreement and Plan of Merger dated October 31, 1997 between Orion and Guaranty, which provides for the merger (the "Merger") of a wholly-owned subsidiary of Orion with and into Guaranty. The Merger became effective as of December 16, 1997 and, each Share outstanding immediately prior to the time when the Merger became effective, other than Shares as to which dissenter's rights of appraisal shall have been duly asserted and perfected under the Colorado Business Corporation Act and Shares held by Orion, its wholly-owned subsidiaries and Guaranty, has been converted into the right to receive $36.00 in cash per Share, without interest, all as more fully described in the Offer to Purchase referred to herein.

     This Amendment No. 5 to the Transaction Statement is being filed jointly by Orion and Guaranty. By filing this Schedule 13E-3, neither of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Offer or the Merger or the other transactions contemplated by the Agreement and Plan of Merger.

     This Statement amends the Schedule 13E-3 by incorporating by reference herein the press release dated December 16, 1997 of Orion attached hereto as Exhibit (d)(15). This Statement also amends Items 10, 11, 16 and 17 of the
Schedule 13E-3 by adding the information set forth below. Except as otherwise indicated herein, the Schedule 13E-3 remains unchanged in all respects.

ITEM 10. Interest in Securities of the Issuer.

     The information set forth in Item 10 of the Schedule 13E-3 is hereby supplemented by incorporating herein by reference the information set forth in
Item 6 of Amendment No. 4 to the Schedule 14D-1 of Orion dated December 16, 1997 attached hereto as Exhibit (g)(8).

ITEM 11. Contracts, Arrangements or Understandings with
         Respect to the Issuer's Securities.

     The information set forth in the press release dated December 16, 1997 of Orion attached hereto as Exhibit (d)(15) is incorporated herein by reference.

ITEM 16. Additional Information.

     Whether or not specifically referenced in response to Items of this Statement, the information contained in the press release dated December 16, 1997, a copy of which is attached hereto as Exhibit (d)(15), is hereby incorporated herein by reference.

ITEM 17. Material to be Filed as Exhibits.

         (d)(15)    Press release dated December 16, 1997

         (g)(8) Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 of Orion Capital Corporation dated December 16, 1997



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1997

                                                ORION CAPITAL CORPORATION


                                          By:      /s/ Michael P. Maloney
                                          Name:    Michael P. Maloney
                                          Title:   Senior Vice President,
                                                       General Counsel and
                                                       Secretary

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1997

                                          GUARANTY NATIONAL CORPORATION


                                          By:      /s/ Michael L. Pautler
                                          Name:    Michael L. Pautler
                                          Title:   Senior Vice President -
                                                     Finance


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                                  EXHIBIT INDEX

  Exhibit                                Description

(d)(15)   Press release of Orion Capital Corporation dated December 16, 1997
(g)(8) Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 of Orion Capital Corporation dated December 16, 1997.